SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               10 December 2007


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 10 December 2007 re: Trading Statement





141/07
                                             10 December 2007

LLOYDS TSB - TRADING UPDATE

Lloyds TSB Group plc will be holding discussions with analysts and investors ahead of its close period for the year ending 31 December 2007. This statement sets out the information that will be provided at those discussions.

Eric Daniels, Group Chief Executive, commented:

"The Group's relationship banking businesses have sustained their strong momentum through one of the most challenging times in global financial markets for a generation. Our strong underlying performance demonstrates both the prudence of our business model and the high quality, sustainable nature of our earnings. Whilst no bank has been immune from the recent turbulence, the relatively limited impact of the market dislocation on the Group has been more than offset by the significant profit on the sales of non-core businesses.

The Group remains firmly on track to deliver a good performance for the year, and good economic profit growth whilst maintaining a robust capital position. Underlying earnings for 2007 are in line with expectations and we remain confident in the Group's earnings growth prospects over the next few years."

Continuing to build our strong customer franchises and delivering on our financial goals

Lloyds TSB's strategy of building strong customer franchises and growing our business by realising the considerable potential within those franchises continues to deliver strong results. Within each of our divisions, we have continued to extend the reach and depth of our customer relationships, achieving good sales growth, whilst also improving productivity and efficiency. The underlying performance of the business remains strong with revenue growth remaining well ahead of cost growth. Like many other financial institutions, the Group has been affected by the recent market dislocation. However, due to our lower risk strategy, the impact has been limited to approximately GBP200 million at 31 October 2007. Excluding this impact, and the cost of the settlement of overdraft claims, the Group expects to deliver underlying results broadly in line with market expectations. In addition, the Group has achieved substantial gains on the disposal of non-core businesses.

In UK Retail Banking and Insurance and Investments we have continued the strong performance trends delivered in the first half of the year, with continued good revenue momentum. In Wholesale and International Banking we have made further progress in building our corporate and commercial relationship banking businesses. However, the division's overall performance has been affected by the impact of the widespread turbulence in global financial markets.

Over the last few months, despite the significant disruption in global financial markets, Lloyds TSB has maintained a strong liquidity and funding position, building on our 'triple A' long-term debt rating and strong balance sheet.

Excellent progress in UK Retail Banking, with continued good revenue momentum

The Retail Bank has continued to make excellent progress, with further strong growth in product sales and continued good revenue growth. We continue to increase our market share of new current account customers and have also delivered a good performance in the growing savings and investment market, especially in bank savings where we have recently benefited from a significantly improved rate of deposit growth.

As we indicated at the half-year, our market share of net new mortgage lending in the four months to 31 October 2007 was below our outstanding stock position, reflecting our continued focus on writing value-creating business. Recent levels of mortgage allocations have, however, been strong, and we expect this to translate into good balance growth as we move into 2008. As a result of our focus on profitability and the recent marketwide increase in interest spreads, new business net interest margins have begun to improve. The Group has continued to maintain high levels of asset quality by focusing largely on the prime UK mortgage market.

We have maintained our leadership position in personal loans, despite consumer demand for unsecured lending remaining subdued, and have continued to build our credit card business with strong customer inflows into the Lloyds TSB AirMiles Duo account. The quality of our new unsecured personal lending has remained strong.

Continued strong momentum in Insurance and Investments

In Insurance and Investments, we have continued to achieve good levels of sales growth in life, pensions and long-term savings, particularly in the bancassurance channel, with trends remaining similar to those delivered in the first half of the year. Sales of protection products have been strong following the successful launch of the Group's new protection platform 'Protection for Life' in the second half of 2006 and a good performance from the new branch network creditor insurance protection product. New business product margins have remained robust.

In General Insurance, we have delivered improved home insurance sales through the branch network and good cost control although, as we have previously announced, unusually high weather related claims, in particular reflecting the severe flooding in the UK in June and July 2007, have resulted in additional claims costs for the year of approximately GBP110 million (2007 first half:
GBP57 million).

Scottish Widows has no exposure to US sub-prime Asset Backed Securities either directly or indirectly through Collateralised Debt Obligations. The Group holds GBP23 million of short-dated Structured Investment Vehicle (SIV) commercial paper through Scottish Widows.

Wholesale and International Banking impacted by turbulence in global financial markets

The division has continued to make substantial progress in its relationship banking businesses. In Commercial Banking, strong growth in business volumes, further customer franchise improvements and good progress in improving operational efficiency have resulted in continued strong profit growth. In Corporate Markets, further good progress has been made in developing our relationship banking franchise supported by a strong cross-selling performance. The division has limited exposure to assets affected by current capital market uncertainties:

US sub-prime Asset Backed Securities (ABS) and ABS Collateralised Debt Obligations (CDOs)

Lloyds TSB has no direct exposure to US sub-prime Asset Backed Securities and limited indirect exposure through ABS CDOs. During the four month period to 31 October 2007, the market value of our holdings in ABS CDOs reduced and, as a result, the Group has written down their value by a total of GBP89 million, leaving a residual investment of GBP130 million net of hedges. The write-down largely reflects junior tranches of CDOs which have been written down to the expected interest payments to be received before the end of 2008.

Structured Investment Vehicle (SIV) Capital Notes

At 30 June 2007 the Group's exposure to SIV Capital Notes totalled GBP100 million. During the four month period to 31 October 2007 the Group wrote down the value of these assets by GBP22 million, leaving a residual exposure at 31 October 2007 totalling GBP78 million. Additionally, at 31 October 2007 the Group had undrawn commercial paper back up liquidity facilities totalling GBP377 million, of which GBP89 million has subsequently been drawn. All of these liquidity lines are senior facilities.

Cancara

The Group's exposure to Cancara, our hybrid Asset Backed Commercial Paper conduit, through an undrawn liquidity backstop facility was GBP11.8 billion at 31 October 2007. Cancara, which is fully consolidated in the Group's accounts, comprises GBP8.4 billion ABS and GBP3.4 billion client receivables transactions and is managed in a very conservative manner, which is demonstrated by the quality and ratings stability of its underlying asset portfolio. The ABS bonds in Cancara are 100 per cent Aaa/AAA rated by Moody's and Standard & Poor's respectively, and there is no exposure either directly or indirectly to sub-prime US residential mortgages within the ABS portfolio. At 31 October 2007 the client receivables portfolio included GBP116 million US sub-prime mortgage exposure. Since its inception in 2002, there has been no default on any asset within Cancara, and no bond in Cancara has ever suffered a rating downgrade.

In the four months to 31 October 2007, Corporate Markets also saw a reduction in profit before tax of approximately GBP90 million as a result of the impact of mark-to-market adjustments in the Group's trading portfolio, to reflect the marketwide repricing of liquidity and, to a lesser extent, credit. At 31 October 2007 the trading portfolio contained GBP181 million of indirect exposure to US sub-prime mortgages and ABS CDOs. This super senior exposure is protected by note subordination.

Strong Group cost performance

The Group's strong cost performance has continued, resulting in a further improvement in the Group's cost:income ratio. The Group's programme of efficiency improvements is progressing well and we now expect to deliver net benefits of circa GBP140 million, exceeding the previously indicated net benefits of approximately GBP125 million per annum in 2007.

Overall credit quality remains satisfactory

Overall Group asset quality remains satisfactory. In the Retail Bank, our arrears and delinquency trends have remained good, with further reductions in the number of bankruptcies and Individual Voluntary Arrangements in the third quarter of the year. The asset quality in our mortgage portfolio has continued to be excellent. As we have previously indicated, the retail impairment charge in 2007 is expected to be no higher than that in 2006.

In Wholesale, corporate and small business asset quality has also remained strong. The underlying level of new corporate provisions is expected to remain at a relatively low level during 2007, albeit higher than last year. The impairment charge has been impacted by lower releases and recoveries, and the GBP28 million provision in the first half of 2007 reflecting the impact of the 2007 Finance Act on the division's leasing business.

Insurance volatility

In the first 10 months of 2007, high levels of volatility in equity and fixed income markets contributed to an adverse volatility relating to the insurance business, excluding policyholder interests volatility, of GBP86 million.

Capital ratios remain robust

The Group's capital ratios remain robust and the rate of risk-weighted asset growth in 2007 is expected to be at the upper end of our previously indicated mid-to-high single digit range. The capital position of Scottish Widows remains strong and we expect to repatriate more than GBP1.8 billion of surplus capital to the Group during 2007 (2007 first half: GBP0.6 billion), bringing the total capital repatriation from Scottish Widows to the Group to in excess of GBP3.6 billion over the last three years. On 5 December 2007 Standard & Poor's announced that it has placed its Scottish Widows debt rating on positive outlook.

Maintaining a strong liquidity and funding position

Throughout the recent liquidity crisis, Lloyds TSB has maintained a strong liquidity position for both the Group's funding requirements, which are supported by the Group's strong and stable retail and corporate deposit base, and those of its sponsored conduit, Cancara. In addition, retail and corporate deposit inflows have been strong and the Group continues to benefit from its strong credit ratings and diversity of funding sources.

Settlement of claims relating to overdraft fees

Along with many other UK banks, during the year the Group has experienced a number of customer claims for the repayment of overdraft fees. On 27 July, several banks, together with the Office of Fair Trading (OFT), asked the High Court of England and Wales to clarify the legal position regarding personal current account fees. It is unclear how long the case will last but, pending resolution, the Financial Services Authority has agreed subject to certain conditions that the handling of customer complaints on this issue can be suspended. The first half results included a charge of GBP36 million relating to the settlement of claims during the first half of the year, together with related costs. During the second half of the year the Group expects a similar charge.

Profit on sale of businesses

In May 2007, Lloyds TSB Group agreed the sale of the business and assets of Lloyds TSB Registrars to Advent International for a total cash consideration of GBP550 million, subject to completion and other adjustments. The transaction completed on 30 September 2007 following regulatory approval and, subject to completion adjustments, the Group expects to report a profit before tax on the sale of this business of approximately GBP400 million (tax: nil) in the second half of 2007.

In July 2007, Lloyds TSB Group announced that it had reached an agreement to sell its subsidiary, Abbey Life Assurance Company Limited (Abbey Life) to Deutsche Bank AG. This transaction was also completed at the end of September 2007 following receipt of regulatory approval, and the Group expects to report a profit before tax on the sale of this business of approximately GBP275 million (tax: nil) in the second half of 2007. In addition, a pre-sale dividend of GBP175 million was paid to the Group in June 2007.

The effect of these sales will be modest earnings dilution in the fourth quarter of 2007 of approximately GBP20 million after tax. The substantial profits achieved on the sales of these non-core businesses have further strengthened the Group's capital ratios and improved capital flexibility.

Trading update webcast details

The Group Finance Director's briefing will be available as a live audio webcast on the Investor Relations website at www.investorrelations.lloydstsb.com and a recording will be posted on the website shortly after the briefing.

Timetable

2007 results announcement                          22 February 2008
Ex dividend date                                       5 March 2008
Dividend record date                                   7 March 2008
Dividend payment date                                    7 May 2008

All dates are provisional and subject to change.

For further information:-

Investor Relations
Michael Oliver                                 +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe                              +44 (0) 20 7356 1571
Senior Manager, Investor Relations
E-mail: douglas.radcliffe@ltsb-finance.co.uk

Media
Mary Walsh                                     +44 (0) 20 7356 2121
Director of Corporate Relations
E-mail: mary.walsh@lloydstsb.co.uk



                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
  The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  10 December 2007